

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

Via E-mail
Kathleen E. Donovan
Chief Financial Officer
JTH Holding, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454

> **Re: JTH Holding, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2012**
> **Filed July 9, 2012**
> **File No. 1-35588**

Dear Ms. Donovan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director